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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

          For the month of December 2003
                           -------------



                        Woori Finance Holdings Co., Ltd.
                        --------------------------------
                 (Translation of registrant's name into English)

                 203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea
                 -----------------------------------------------
                     (Address of principal executive office)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F    X        Form 40-F
                          -------               ---------

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                       --------

           Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                       ---------

          Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes             No    X
                            --------       ----------

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                 Stock Cancellation of Woori Card Common Shares

The stock cancellation of Woori Card common shares was executed on December 22, 2003.

Key Details of Stock Cancellation
---------------------------------

Date of cancellation                    : December 22, 2003
No. of shares cancelled                 : 380,000,000 common shares
                                           (Cancellation ratio : 94.38%)

Total no. of common shares before cancellation

                                        : 402,600,000 common shares
Common stock (amount)                   : 2,013,000,000,000 Won
Common stock after cancellation         : 113,000,000,000 Won

The resolution to cancel common shares of Woori Card was passed by Woori Card's Board of Directors' on December 9, 2003.

* Woori Card is a 100% wholly owned subsidiary of Woori Finance Holdings Co.,
Ltd.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Woori Finance Holdings Co., Ltd.
                                          --------------------------------------
                                          (Registrant)

       Date: December 23, 2003            By:  /s/  Won Gihl Sohn
                                          --------------------------------------
                                          (Signature)

                                          Name:  Won Gihl Sohn
                                          Title: Managing Director